Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Profit Participation Plan of Moody’s Corporation:

We hereby consent to incorporation by reference in the registration statement (No. 333-47848) on Form S-8 of Moody’s Corporation of our report dated June 24, 2009, relating to the statements of net assets available for benefits of the Profit Participation Plan of Moody’s Corporation as of December 31, 2008 and 2007, and related statement of changes in net assets available for benefits for the year ended December 31, 2008, and the related supplemental Schedule H, Line 4i—Schedule of Assets (held at end of year) as of December 31, 2008 which appears in the December 31, 2008 annual report on Form 11-K of the Profit Participation Plan of Moody’s Corporation.

/s/ KPMG LLP

New York, NY

June 26, 2009